June 10, 2010

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On April 27, 2010, Northern Lights Fund Trust (the "Registrant"), on behalf of the 13D Activist Fund, a series of the Registrant, filed Post-Effective Amendment No. 145 to its registration statement under the Securities Act of 1933 on Form N-1A.  On June 9, 2010, you provided oral comments with respect to the Fund.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS

1.

Comment.  Under each section entitled Principal Investment Strategies under Item 2 and Item 4, please provide a disclosure informing investors that the Fund may invest in companies of any market capitalization.

Response.  The first sentence under both Principal Investment Strategies sections has been modified to read as follows.

The Fund's investment adviser seeks to achieve the Fund's investment objective by investing primarily in common stocks of U.S. companies of any market capitalization that are the target of shareholder activism.

2.

Comment.  Please consider adding a specific risk disclosure that alerts investors to the risk that activist holders of large blocks of company shares may be able control the outcome of a shareholder vote.

Response.  Upon review of the strategy and risk descriptions and disclosures, the Registrant believes such as risk is already adequately disclosed and that to provide additional disclosures might tend to be confusing to investors.

3.

Comment.  Under the section entitled Frequent Purchases and Redemptions of Fund Shares, please expand the bullet point summary to capture key features that are described in detail in the paragraphs that follow.

Response.  The bullet point summary has been expanded to capture key features of the Fund's methods of discouraging frequent purchases and redemptions as noted below:

FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

The Fund discourages and does not accommodate market timing. Frequent trading into and out of the Fund can harm all Fund shareholders by disrupting the Fund's investment strategies, increasing Fund expenses, decreasing tax efficiency and diluting the value of shares held by long-term shareholders. The Fund is designed for long-term investors and is not intended for market timing or other disruptive trading activities. Accordingly, the Fund's Board has approved policies that seek to curb these disruptive activities while recognizing that shareholders may have a legitimate need to adjust their Fund investments as their financial needs or circumstances change. The Fund currently uses several methods to reduce the risk of market timing. These methods include:

•

Committing staff to review, on a continuing basis, recent trading activity in order to identify trading activity that may be contrary to the Fund's "Market Timing Trading Policy;"

•

Reject or limit specific purchase requests;

•

Reject purchase requests from certain investors; and

•

Assessing a redemption fee for short-term trading.

Though these methods involve judgments that are inherently subjective and involve some selectivity in their application, the Fund seeks to make judgments and applications that are consistent with the interests of the Fund's shareholders.

STATEMENT OF ADDITIONAL INFORMATION

1.

Comment.  Please provide assurances that the other directorships information presented for the Trustees covers the last five years.

Response.  The Registrant confirms that the other directorships information presented for the Trustees covers the last five years.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771